Exhibit (d)(1)

Form of Policy

Phone	Fax	Client Service Office
[800-745-1112]	[402-467-7335]	[PO Box 81889 / Lincoln, NE 68501]

Ameritas Life Insurance Corp. 5900 O Street / Lincoln, NE 68510 / [ameritas.com]

Insured: [John Doe]

Policy Number: [0123456789]

We will pay the death benefit proceeds to the beneficiary when we receive satisfactory proof of death of the insured while this policy is in force, subject to the terms of this policy.

LOOK AT THE APPLICATION FORMS. This policy is issued based on payment of the initial premium and the answers in the application (see copy attached). If all answers are not true and complete, this policy may be affected. If any past medical history has been omitted, please notify us within ten days from the date this policy is delivered to you.

PLEASE READ THIS POLICY CAREFULLY. This policy is a legal contract between you and Ameritas Life Insurance Corp.

RIGHT TO EXAMINE THIS POLICY. It is important to us that you are satisfied with this policy. You have 10 days to review this policy after you receive it. If this policy is a replacement for an existing policy, you have 30 days to review this policy after you receive it. If you are not satisfied, you may send it back to us or give it to our producer. In such case, this policy will be void from the beginning and the parties shall be in the same position as if no policy had been issued. We will refund the premiums paid minus loans and partial withdrawals within ten days after this policy is returned.

YOU MAY ALLOCATE PREMIUMS AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT. THE PORTION OF YOUR ACCOUNT VALUE THAT IS ALLOCATED TO THE SUBACCOUNTS WILL FLUCTUATE WITH THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS. THERE IS NO MINIMUM GUARANTEE ON THAT PORTION OF YOUR ACCOUNT VALUE. DEPENDING ON THE DEATH BENEFIT OPTION YOU SELECT, THE DEATH BENEFIT MAY BE FIXED, OR IT MAY VARY WITH THE INVESTMENT EXPERIENCE OF THE INVESTMENT OPTIONS YOU SELECT. THE DEATH BENEFIT IS DESCRIBED IN THE DEATH BENEFIT SECTION.

FOR ANY QUESTIONS REGARDING THIS POLICY, PLEASE CONTACT US. YOU MAY ALSO CONTACT

YOUR STATE DEPARTMENT OF INSURANCE AT [STATE NAME DOI#].

AMERITAS LIFE INSURANCE CORP.

President	Secretary

Flexible Premium Variable Universal Life Insurance Policy

Nonparticipating

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TABLE OF CONTENTS

POLICY SCHEDULE 3

DEFINITIONS 4

OWNERSHIP 5

Ownership | Change of Ownership

BENEFICIARY 5

Beneficiary

DEATH BENEFIT 6

Death Benefit Proceeds | Death Benefit Options | Death Benefit Option Changes | Specified Amount Changes

PREMIUMS 7

Payment of Premium | Allocating Premium

INVESTMENT OPTIONS 8

Separate Account | Subaccounts | Unit Value | Valuation of Assets | Fees Charged by the Portfolios | Substitution of Portfolios | Fixed Account

ACCOUNT VALUE 9

Subaccounts | Fixed Account | Loan Account

ACCESSING ACCOUNT VALUES 10

Loans | Partial Withdrawal | Surrender | Transfers From Fixed Account | Transfers From Subaccounts | Transfers Between Investment Options

POLICY FACTORS 11

Monthly Deduction | Cost of Insurance | Administrative Charge | Specified Amount Charge | Interest Rate | Policy Cost Factors

KEEPING THE POLICY IN FORCE 12

Grace Period | Reinstatement

GENERAL PROVISIONS 13

Annual Report | Assignment | Basis of Values | Claim of Creditors | Computations | Delay of Payments | Entire Contract | Form Approval | Illustrative Report | Incontestability | Maturity | Misstatement of Age or Gender | Nonparticipating | Policy Changes | Reliance | Suicide Exclusion | Termination | Time Period for Special Transfer

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PLACEHOLDER FOR POLICY SCHEDULE

This is a flexible premium variable universal life insurance policy with an adjustable death benefit. We will pay the death benefit proceeds to the beneficiary if the insured dies while this policy is in force, subject to the terms of this policy.

As variable life insurance, this policy is a security and must be sold pursuant to a prospectus registered with the Securities and Exchange Commission (SEC). We encourage you to read the prospectus together with the policy.

DEFINITIONS

ACCOUNT VALUE. The sum of net premiums, minus partial withdrawals, minus monthly deductions, plus interest credited to the fixed account and the loan account, adjusted for gains or losses in the subaccounts. The account value is the sum of the values in the subaccounts, the fixed account and the loan account.

ACCUMULATION UNIT. An accounting unit of measure used to calculate the account value allocated to a subaccount of the Separate Account. It is similar to a share of a mutual fund.

ATTAINED AGE. The issue age plus the number of completed policy years. With respect to any increase in specified amount, attained age means the issue age for the increase plus the number of complete years since the increase.

BUSINESS DAY. Each day that the New York Stock Exchange is open for trading.

CASH SURRENDER VALUE. The account value, minus any loan balance.

DECLARED INTEREST RATE. A rate of interest we declare from time to time and credit on value in the fixed account. This rate is never less than the fixed account minimum interest rate shown on the policy schedule.

FIXED ACCOUNT. An account that credits a declared interest rate.

INSURED. The person shown on the policy schedule upon whose life this policy is issued.

INVESTMENT OPTIONS. This collectively refers to the subaccounts and the fixed account. You may allocate net premiums and reallocate account value among the investment options.

ISSUE AGE. The insured’s age as of the birthday nearest to the policy date. With respect to any increase in specified amount, issue age means the insured’s age as of the birthday nearest to the date of the increase.

ISSUE DATE. The date from which the suicide and incontestable periods begin. If we have received the initial premium from you, the issue date will also be the date when you have life insurance coverage with us. If we have not received the initial premium from you, you WILL NOT have coverage until the date on which we receive the initial premium from you.

LOAN ACCOUNT. An account that is collateral for a loan balance.

LOAN ACCOUNT INTEREST RATE. A rate of interest we declare from time to time and credit on the value in the loan account. This rate is never less than the fixed account minimum interest rate shown on the policy schedule.

LOAN BALANCE. The sum of all unpaid policy loans and accrued interest on policy loans.

MONTHLY DATE. The same day of each month as the policy date.

MONTHLY DEDUCTION. A charge made against the account value on each monthly date for the coverage provided by this policy and any attached riders.

NET AMOUNT AT RISK. The death benefit on the monthly date, minus the account value on the monthly date, after all monthly deductions have been taken except for the cost of insurance.

NET PREMIUM. The premium paid to us reduced by the premium charge, which will not exceed the maximum premium charge shown on the policy schedule.

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PLANNED PERIODIC PREMIUM. A level premium you intend to pay at a fixed interval. The planned periodic premium is shown on the policy schedule.

POLICY DATE. The date from which policy months, years and anniversaries are measured. The policy date will be determined by us unless you request a different policy date that we approve. If the issue date is after the policy date or we have not received the initial premium from you, you WILL NOT have life insurance coverage on the policy date.

PRO-RATA. Refers to allocating a dollar amount among the investment options in proportion to the account value in those investment options.

RIGHT TO EXAMINE TRANSFER DATE. Means 13 days after the issue date, or if later, the date all requirements necessary to place the policy in force are delivered to us.

SPECIFIED AMOUNT. A dollar amount used to determine the death benefit of your policy. It is shown on the policy schedule. You may increase or decrease it as provided in your policy.

SUBACCOUNTS. The divisions within the Separate Account for which accumulation units are separately maintained. Each subaccount corresponds to a single underlying non-publicly traded portfolio.

SURRENDER. Termination of this policy at your request for its cash surrender value while the insured is alive.

WE, US, OUR. Ameritas Life Insurance Corp.

WRITTEN NOTICE. Written information we have received that is signed by you and is acceptable to us.

YOU, YOUR. The owner or owners as shown on the policy schedule unless changed pursuant to the Change of Ownership section of this policy. The insured may or may not be the owner.

(Defined terms appear in italics throughout this policy.)

OWNERSHIP

OWNERSHIP. While the insured is living, you have all rights in this policy. Your rights will be subject to any assignment, and to the rights of any irrevocable beneficiary. If you die before the insured, the successor owner named in the application is the new owner. If there is no successor owner, then your estate becomes the new owner.

Ownership of this policy may be held jointly. All joint owners must consent to any proposed changes to this policy. Upon the death of a joint owner the surviving owner(s) will be the successor owner(s), unless an alternative change of ownership is specified.

CHANGE OF OWNERSHIP. You may change the ownership of this policy by providing written notice. Unless you specify otherwise, the change will take effect on the date the written notice was signed by you, subject to any actions taken by us prior to the date we receive the written notice.

BENEFICIARY

BENEFICIARY. The beneficiary will receive the death benefit proceeds when the insured dies. The primary and any contingent beneficiaries may be initially designated by you in the application. If no primary beneficiary is living when the insured dies, we will pay the contingent beneficiary(ies). If no contingent beneficiary is living when the insured dies, we will pay you or your estate.

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Unless the beneficiary designation provides otherwise, we will follow these rules:

(1)	We will pay equal shares when more than one beneficiary of the same class is to share the funds.
(2)	No revocable beneficiary has rights in this policy until the insured dies.
(3)	An irrevocable beneficiary cannot be changed without his or her consent.
(4)	The interest of any beneficiary is subject to the rights of any assignee shown on our records.
(5)	When beneficiaries are not shown by name (such as "children"), we may find who they are from sworn statements and not wait for court records.

You may change the beneficiary by providing written notice while the insured is living. Unless you specify otherwise, the change will take effect on the date the written notice was signed by you. We will not be liable for any payments we make or actions we take prior to receipt of this written notice.

Unless otherwise provided, if any beneficiary dies within 30 days after the insured's death in a common disaster, that beneficiary shall be treated as having predeceased the insured.

DEATH BENEFIT

DEATH BENEFIT PROCEEDS. We will pay the death benefit proceeds in a lump sum when we receive satisfactory proof that the insured died while this policy was in force and other proof that we may require to investigate the claim.

Death benefit proceeds will equal:

(1)	the death benefit at the insured's date of death; plus
(2)	any additional life insurance proceeds provided by riders; minus
(3)	any loan balance; minus
(4)	any overdue monthly deductions including the monthly deduction for the month of death.

We will include interest from the insured's date of death to the payment date.

(1)	Interest shall accrue at the rate or rates applicable to the policy for funds left on deposit or, if the company has not established a rate for funds left on deposit, at the Two Year Treasury Constant Maturity Rate as published by the Federal Reserve. In determining the effective annual rate or rates, the company shall use the rate in effect on the date of death.
(2)	Interest will accrue at the effective annual rate determined in item (1) above, plus additional interest at a rate of 10% annually beginning with the date that is 31 calendar days from the latest of items (a), (b) and (c) below to the date the claim is paid:

(a)	the date that we receive satisfactory proof of death of the insured;
(b)	the date that we receive sufficient information to determine our liability, the extent of that liability, and the appropriate payee legally entitled to the proceeds; and
(c)	the date that legal impediments to payment of proceeds that depend on the action of parties other than us are resolved and sufficient evidence of the same is provided to us. Legal impediments to payment include, but are not limited to:

(i)	the establishment of guardianships and conservatorships;
(ii)	the appointment and qualification of trustees, executors and administrators; and
(iii)	the submission of information required to satisfy state and federal reporting requirements.

DEATH BENEFIT OPTIONS. The death benefit at any time depends on the death benefit option you select.

Option A. The death benefit is the greater of: (1) the specified amount; and (2) the account value times the appropriate corridor factor shown on the policy schedule.

Option B. The death benefit is the greater of: (1) the specified amount plus the account value; and (2) the account value times the appropriate corridor factor shown on the policy schedule.

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Option C. The death benefit is the greater of: (1) the specified amount plus the sum of premiums paid minus the sum of partial withdrawals taken; and (2) the account value times the appropriate corridor factor shown on the policy schedule. If the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the specified amount.

The policy schedule shows the specified amount and the death benefit option.

DEATH BENEFIT OPTION CHANGES. After the first policy year, you may make certain changes to the death benefit option by written notice to us. The effective date of change will be the monthly date following our receipt of the written notice.

(1)	The option may be changed from Option B to Option A, or from Option C to Option A. This will not change the specified amount and the death benefit will be reduced to equal the specified amount, or subject to corridor limitation factors.
(2)	The option may be changed from Option A to Option B, or from Option C to Option B. In such case, the specified amount will be adjusted so that the net amount at risk is unchanged.

SPECIFIED AMOUNT CHANGES. On or after one year from the policy date, you may change the specified amount by written notice to us. Any change is subject to the following conditions:

(1)	The amount of any increase may be no less than the minimum increase in specified amount shown on the policy schedule.
(2)	Any increase of the specified amount will require evidence of insurability satisfactory to us and is subject to our underwriting limits in place at the time of the request. Underwriting requirements do not apply to increases requested under certain riders that may be attached to the policy. An approved increase will have an effective date as shown on the revised policy schedule;
(3)	Any increase of the specified amount may be subject to cost of insurance charges and monthly specified amount charges based on the insured’s gender and the issue age and rate class for the increase;
(4)	The amount of any decrease may be no less than the minimum decrease in specified amount shown on the policy schedule.
(5)	A decrease of the specified amount will be effective on the monthly date following written notice to us. Any reduction will be in the following order:
(a)	against the most recent increase of the specified amount;
(b)	against the next most recent increases;
(c)	against the initial specified amount.
(6)	Any decrease of the specified amount requested by you will not reduce the monthly specified amount charges;

(7)	The specified amount after any requested change must not be less than the minimum specified amount stated on the policy schedule.

PREMIUMS

PAYMENT OF PREMIUM. The initial premium is the amount paid on or before delivery of this policy. The planned periodic premium is shown on the policy schedule. Even if you pay planned periodic premiums, your policy could lapse if the cash surrender value is not enough to pay the monthly deductions. You may change the amount and/or frequency of the planned periodic premium. You also may make unscheduled payments.

We reserve the right to limit the amount and frequency of premium payments subject to the limitations described in this section. We reserve the right to require evidence of insurability for any premium payment that increases the net amount at risk of the policy. We will not accept that portion of a premium payment which affects the tax qualifications of this policy as described in section 7702 of the Internal Revenue Code, as amended. This excess amount will be returned to you unless it is necessary to continue coverage.

If a loan exists on the policy, we will apply the amounts you pay, as premiums unless you request that they be applied as loan repayments.

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Premium payments may be made to the address(es) shown on the first page of this policy or to such other place as we may designate. A receipt signed by our President or Secretary will be provided upon request. In the event no further premiums are paid, coverage will continue subject to the Grace Period provision until the cash surrender value is no longer sufficient to cover the monthly deduction.

ALLOCATING PREMIUM. On the application, you provided instructions on how we should allocate your net premiums to the investment options. These instructions are called your premium allocation. You may change your premium allocation at any time. Premium allocations must be in whole percentages and total 100%.

Prior to the right to examine transfer date, we will allocate your initial net premium and any additional net premiums to a money market subaccount. On the right to examine transfer date, we will reallocate your account value according to the premium allocation you selected on the application. We will allocate net premiums paid on or after the right to examine transfer date according to the premium allocation in effect on the date we receive the premium.

INVESTMENT OPTIONS

SEPARATE ACCOUNT. The Separate Account is a separate investment account of ours. The assets of the Separate Account are our property. The account is used only to fund the variable benefits provided under this policy and any other variable life policies supported by the account. However, they are not credited with earnings or charged with liabilities arising out of any other business we may conduct. No underlying portfolio is charged with liabilities of any other underlying portfolio.

SUBACCOUNTS. The Separate Account is divided into subaccounts. Each subaccount invests in a corresponding underlying portfolio. The underlying portfolios are not publicly traded mutual funds. The account value of your policy will go up or down based on the investment performance of the subaccounts you choose.

Please read the policy prospectus for more information about the Separate Account and the underlying portfolios.

You can find additional details about the underlying portfolios in the fund prospectuses.

UNIT VALUE. The unit value of each subaccount reflects the investment performance of that subaccount. The unit value of each subaccount on any business day equals the unit value of the subaccount on the previous business day multiplied by the net investment factor for the subaccount. The net investment factor for each subaccount on any business day is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is the net asset value per share of that fund at the end of the business day, plus the per share amount of any dividend or capital gain distributions paid by that fund since the previous business day, plus the per share amount of any taxes payable by the Separate Account;
(b)	is the net asset value per share of that fund at the end of the previous business day; and
(c)	is the daily risk charge, which will not exceed the maximum daily risk charge shown on the policy schedule.

Because the net investment factor may be greater than, less than, or equal to 1, unit values may increase or decrease from one business day to the next.

VALUATION OF ASSETS. We will determine the value of the assets of each subaccount at the close of trading on the New York Stock Exchange on each business day. If the New York Stock Exchange is closed (except for holidays or weekends), or trading is restricted due to an existing emergency as defined by the SEC so that we cannot value the subaccounts, we may postpone all transactions that require valuation of the subaccounts until valuation is possible. Any provision of the policy that specifies a business day will be superseded by the emergency procedure.

FEES CHARGED BY THE PORTFOLIOS. Each underlying portfolio charges fees separate and apart from this policy. These fees are not deducted from the account value. Instead, they are reflected in the net asset value of portfolio shares that, in turn, will affect the unit value of the subaccount. See the policy prospectus and series fund prospectuses for more information about these fees.

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SUBSTITUTION OF PORTFOLIOS. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any subaccounts underlying portfolio and substitute shares of another series fund portfolio if the shares of an underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account. We may add new Separate Account underlying portfolios or eliminate existing underlying portfolios, when, in our sole discretion, conditions warrant a change. In all of these situations, we will receive any required federal or state regulatory approvals before making any such change.

Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts. Where permitted by applicable law, we reserve the right to remove, combine or add subaccounts.

Subaccounts may be closed to new or subsequent transfers or allocations. We will receive any required federal or state regulatory approvals before making any of these changes.

If a portfolio is eliminated, we will ask you to reallocate any account value in the corresponding subaccount. If you do not reallocate this amount, we will automatically reallocate it to a money market subaccount. If you are allocating premium to the eliminated subaccount, we will ask you to change your premium allocation. If you do not, we will automatically allocate any future premium allocations to the eliminated subaccount to a money market subaccount.

FIXED ACCOUNT. Amounts allocated to the fixed account earn a fixed interest rate that we declare. This rate may change but will never be less than the fixed account minimum interest rate shown on the policy schedule.

Net premiums allocated to and transfers to the fixed account under this policy become part of our general account assets which support annuity and insurance obligations. The general account includes all of our assets, except those assets segregated in separate accounts. We have the sole discretion to invest the assets of the general account, subject to applicable law.

ACCOUNT VALUE

The account value on the issue date equals the initial net premium minus the monthly deductions due since the policy date. Thereafter, on any business day following the issue date, the account value equals:

(1)	the total of the account value in each subaccount; plus
(2)	the account value in the fixed account; plus
(3)	the account value in the loan account, plus
(4)	any net premium received that business day, but not yet allocated.

SUBACCOUNTS. The account value in each subaccount on any business day equals:

(1)	your current number of accumulation units in that subaccount; multiplied by
(2)	the current unit value for that subaccount.

Your number of accumulation units in a subaccount will increase when:

(1)	net premiums are credited to it; or
(2)	amounts are transferred to it from other subaccounts, the fixed account, or the loan account.

Your number of accumulation units in a subaccount will decrease when:

(1)	partial withdrawals (and any partial withdrawal fees) are taken from it;
(2)	monthly deductions are taken from it;
(3)	transfer charges are taken from it; or
(4)	amounts are transferred out of it into other subaccounts, the fixed account, or the loan account.

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When transactions are made, the actual dollar amounts are converted to accumulation units. The number of accumulation units for a transaction are found by dividing the dollar amount of the transaction by the current unit value on the business day for that transaction. Each transaction above will increase or decrease your accumulation units.

FIXED ACCOUNT. The fixed account on the issue date is equal to any net premiums allocated to the fixed account on or before the issue date, plus any transfer to the fixed account on the policy date, minus any monthly deductions from the fixed account due on or before the issue date.

The fixed account on each monthly date thereafter is equal to (a + b + c + d) - (e + f + g), where:

(a)	is the fixed account on the prior monthly date;
(b)	is one month's interest on (a);
(c)	is any net premium or transfer allocated to the fixed account since the prior monthly date;
(d)	is interest on (c) from the date of the premium or transfer allocation to the current monthly date;
(e)	is any partial withdrawal or transfer from the fixed account, including any transfer charges, since the prior monthly date;

(f)	is interest on (e) from the date of the partial withdrawal or transfer to the current monthly date;
(g)	is the portion of the monthly deduction due from the fixed account on the current monthly date.

Interest on the fixed account is credited at a rate equal to the declared interest rate. On any day between monthly dates, the value of the fixed account is calculated using steps (a) through (f) above, with proportional adjustment of interest to reflect the time elapsed since the prior monthly date.

LOAN ACCOUNT. The loan account value on each monthly date is equal to (a + b + c + d) - (e + f), where:

(a)	is the loan account value on the prior monthly date;
(b)	is one month's interest on (a);
(c)	is any transfer to the loan account since the prior monthly date;
(d)	is interest on (c) from the date of the transfer to the current monthly date;
(e)	is any transfer from the loan account since the prior monthly date;
(f)	is interest on (e) from the date of the transfer to the current monthly date.

Interest on the loan account is credited at a rate equal to the loan account interest rate. On any day between monthly dates, the loan account value is calculated using steps (a) through (f) above, with proportional adjustment of interest to reflect the time elapsed since the prior monthly date.

ACCESSING ACCOUNT VALUES

Loans, partial withdrawals and cash surrenders may be subject to income tax.

LOANS. You may obtain a loan from the cash surrender value of this policy. The maximum available loan amount is:

(1)	the cash surrender value; minus
(2)	loan interest to the next policy anniversary; minus
(3)	the sum of the next three monthly deductions.

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The maximum loan interest rate is shown on the policy schedule. We have the option of charging less.

This policy will be assigned to us as sole security for any loan. We may defer making a loan up to six months except to pay premiums on any policy in force with us. We may require you to sign a loan agreement.

A loan may be paid back in full or in part at any time.

Interest accrues daily and becomes a part of the loan balance. Interest payments are due on each policy anniversary. If interest is not paid when due, it will be added to the loan balance and will bear interest at the rate charged on the loan.

When a policy loan is made, or when interest is not paid when due, an amount sufficient to secure the loan balance is transferred out of the investment options and into the loan account. You may specify the allocation of this transfer out of the investment options, provided that the remaining account value in each subaccount is not less than the minimum subaccount balance shown on the policy schedule. If you do not, we will deduct it pro-rata. We will credit interest to the loan account at the rate shown on the policy schedule.

You must instruct us to treat your payment as a loan repayment; otherwise, we will treat any unspecified payment as premium. Loan repayments will not incur a premium charge. We will transfer the amount of any loan repayment from the loan account to the investment options according to your current premium allocation percentages.

PARTIAL WITHDRAWAL. You may take a partial withdrawal from the cash surrender value by written notice to us. The minimum partial withdrawal is shown on the policy schedule. Partial withdrawals result in cancellation of accumulation units from each applicable subaccount. You may specify the allocation of the partial withdrawal out of the investment options, provided that the remaining account value in each subaccount is not less than the minimum subaccount balance shown on the policy schedule. If you do not, we will deduct it pro-rata. The maximum partial withdrawal amount is:

(1)	the cash surrender value; minus
(2)	the sum of the next three monthly deductions.

We may deduct a partial withdrawal fee, which will not exceed the maximum partial withdrawal fee shown on the policy schedule. If Death Benefit Option A is in effect, the specified amount will be reduced by the amount withdrawn plus any fee.

SURRENDER. You may surrender this policy for the cash surrender value by written notice to us. You may not reinstate this policy once you surrender it. Any cash surrender value available under the policy at any time other than on a policy anniversary, shall be calculated with allowance for lapse of time from the last preceding anniversary.

TRANSFERS FROM FIXED ACCOUNT. You may make one transfer per policy year out of the fixed account to any of the subaccounts. The maximum transfer amount out of the fixed account is equal to the greatest of:

(1)	25% of the account value in the fixed account;
(2)	the amount of any fixed account transfer that occurred during the prior 13 months; and,
(3)	$1,000.

TRANSFERS FROM SUBACCOUNTS. The minimum amount that can be transferred out of a subaccount is shown on the policy schedule. If the remaining account value in the subaccount would be less than the minimum subaccount balance shown on the policy schedule, we will include that account value in the amount transferred.

If the account value in any subaccount falls below the minimum subaccount balance, we may transfer that account value, without charge, to a money market subaccount.

Subaccount transfers may be subject to additional restrictions by the portfolio advisor.

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TRANSFERS BETWEEN INVESTMENT OPTIONS. You may transfer amounts between investment options at any time during the policy year. A transfer charge may apply as shown on the policy schedule. The transfer will take effect at the end of the business day during which the transfer request is received in our home office. For additional details, refer to your policy prospectus.

We reserve the right to limit or prohibit transfers that, in the judgment of the managers of the underlying portfolios, are excessive and will have a detrimental effect on portfolio management for the benefit of all owners.

POLICY FACTORS

MONTHLY DEDUCTION. On each monthly date, we will deduct an amount from your account value to pay us for providing the benefits of the policy. This amount is called the monthly deduction. The monthly deduction equals:

(1)	the cost of insurance; plus
(2)	the monthly administrative charge; plus
(3)	the monthly specified amount charge; plus
(4)	the cost for any policy riders.

The monthly deduction is due on each monthly date, beginning on the policy date. Monthly deductions will be deducted proportionately from the investment options unless you tell us otherwise.

COST OF INSURANCE. The cost of insurance for a policy month is the cost of insurance rate times the net amount at risk divided by $1,000. The maximum cost of insurance rates are determined by the insured’s gender, attained age, and rate class, as shown on the policy schedule. The maximum cost of insurance rates for any increase in the specified amount are determined by the insured’s gender and attained age and the rate class at the time of increase.

For purposes of determining the cost of insurance, account value is allocated first to the initial specified amount, then to subsequent increases in specified amount in the order those increases occurred.

ADMINISTRATIVE CHARGE. The maximum monthly administrative charge is shown on the policy schedule.

SPECIFIED AMOUNT CHARGE. The maximum monthly specified amount charge is shown on the policy schedule. Any increase in the specified amount will result in an additional monthly specified amount charge.

POLICY COST FACTORS. We may change the interest rates, subject to the fixed account minimum interest rate shown on the policy schedule. We may change the cost of insurance rates, monthly administrative charges, monthly specified amount charge, premium charge, and risk charge, subject to the maximum rates and charges shown on the policy schedule. We will determine actual rates and charges based on our future expectations of factors such as mortality, expenses, investment earnings, persistency and taxes. Any change we make will be on a uniform basis for insureds of the same issue age, gender, rate class, specified amount, and the length of time coverages have been in force.

KEEPING THE POLICY IN FORCE

GRACE PERIOD. On any monthly date when the cash surrender value is less than the monthly deduction for the next policy month, you will have a 61-day grace period to make a premium payment to continue this policy. The minimum premium to continue this policy will be no more than an amount which results in a cash surrender value on the date the grace period begins equal to the current monthly deduction plus the next two monthly deductions. We will mail notice of this minimum premium to your last known address and to any assignee of record at the start of the 61-day grace period, at least 30 days and no more than 60 days prior to the end of the grace period. Any premium payments sent by United States mail shall be deemed received if postmarked within the grace period.

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Insurance coverage under this policy and any benefits provided by any rider(s) will be continued through the grace period. If the insured dies during the grace period, we will pay the death benefit proceeds. If the premium is not paid within the grace period, all insurance ceases and this policy terminates with no cash surrender value. Even if you pay planned periodic premiums, your policy could lapse if the cash surrender value is not enough to pay the monthly deductions.

REINSTATEMENT. Within five years after your policy terminates, you may put this policy back in force by written notice to us if:

(1)	the insured provides us with evidence of insurability; and
(2)	the attained age of the insured on the date of reinstatement does not exceed the maximum attained age for reinstatement as shown on the policy schedule;

(3)	the insured is alive on the date of reinstatement; and
(4)	this policy has not been surrendered for its cash surrender value.

The minimum premium you must pay to reinstate your policy is (a + b - c) divided by (d) + (e) where:

(a)	is the sum of all due and unpaid monthly deductions during the grace period;
(b)	is the sum of monthly deductions for three months from the date of reinstatement;
(c)	is the account value at the beginning of the grace period;
(d)	is one minus the premium charge; and
(e)	is the sum of all due and unpaid loan interest during the grace period.

The account value on the reinstatement date will reflect the account value at the time of termination and any net premium applied at the time of reinstatement. You must repay or reinstate any loan balance that existed at the beginning of the grace period.

GENERAL PROVISIONS

ANNUAL REPORT. At least once a year we will send you an annual report without charge which shows the following:

(1)	the beginning and the end dates of the reporting period;
(2)	premiums paid;
(3)	expense charges;
(4)	amount of interest credited to the fixed account;
(5)	subaccount earnings or losses;
(6)	the cost of insurance charges;
(7)	partial withdrawals and any partial withdrawal fees;
(8)	any loan activity;
(9)	charges for riders, if any;
(10)	the cash surrender value and account value at the beginning and at the end of the reporting period;
(11)	the current death benefit;
(12)	a notice if the policy will not maintain insurance in force until the end of the next reporting period unless further premiums are made.

ASSIGNMENT. You may assign this policy. No assignment will be binding on us until we receive written notice. We will not be liable for any payments we make or actions we take before we receive written notice of an assignment. We will not be responsible for the validity or the tax consequences of any assignment. Unless you specify otherwise, the assignment will take effect on the date the written notice was signed by you. Your rights, and the rights of any beneficiary or payee, will be subject to any assignment. An assignment is subject to any loan balance.

BASIS OF VALUES. Minimum cash surrender values and guaranteed cost of insurance charges are based on the mortality table referenced on the policy schedule. The cash surrender values available under this policy are greater than or equal to the minimum values and benefits required by the NAIC Variable Universal Life Insurance Regulation, Model 270 and Actuarial Guideline XXIV. A detailed statement of the method used in computing values has been filed with the Interstate Insurance Product Regulation Commission.

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CLAIMS OF CREDITORS. The death benefit will not be subject to the claims of a beneficiary's creditors, except as required by law.

COMPUTATIONS. Minimum account values are based on maximum cost of insurance rates, maximum expense charges and the fixed account minimum interest rate shown on the policy schedule. All interest rates shown on the policy schedule are annual effective rates unless otherwise stated. Subaccounts may experience losses which would reduce account value.

DELAY OF PAYMENTS. We usually will pay any policy loan, partial withdrawal, cash surrender, or death benefit proceeds from the subaccounts within seven (7) calendar days after we receive written notice. We can delay such payments or any transfers of amounts between subaccounts or into the fixed account if:

(1)	The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; or,
(2)	The SEC by order permits the postponement for the protection of owners; or,
(3)	An emergency exists as determined by the SEC, as a result of which disposal of securities is not reasonably practicable, or it is not reasonably practicable to determine the value of the net assets of the subaccounts.

We may defer the payment of a policy loan, partial withdrawal, or cash surrender from the fixed account for up to six (6) months from the date we receive your written notice.

ENTIRE CONTRACT. This policy is a legal contract that you have entered into with us. The entire contract consists of:

(1)	this policy;
(2)	any riders;
(3)	any endorsements;
(4)	the attached copy of the application, and any amendments or supplemental applications; and
(5)	the applicable policy schedule(s).

Any change in the contract must be written and signed by our President, Vice President, Secretary, or the Assistant Secretary. No one else is authorized to bind us.

Statements made in the application for issuance or reinstatement, in the absence of fraud, are representations and not warranties. No such statements will be used in defense of a claim under this policy unless contained in a written application and unless a copy of such statement is part of this policy.

FORM APPROVAL. This policy is approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and is issued under the Commission standards. Any provision of the policy that on the provision's effective date is in conflict with the applicable Interstate Insurance Product Regulation Commission standards for this product type in effect as of the provision's effective date of Commission policy approval is hereby amended to conform to the applicable Interstate Insurance Product Regulation Commission standards in effect as of the provision's effective date of Commission policy approval.

ILLUSTRATIVE REPORT. You may annually request, without charge, a projection of illustrative future benefits and values. We may charge a reasonable fee, not to exceed the maximum illustrative report fee shown on the policy schedule, for additional illustrations requested in the same policy year.

INCONTESTABILITY. We will not contest this policy, in the absence of fraud, after it has been in force while the insured is alive for two years from the issue date, nor will we contest any increased benefits later than two years after the effective date for such increased benefits. If you did not request the increase or if evidence of insurability was not required, we will not contest the increase. As used herein, increased benefits shall include any favorable policy changes requested by you. If this policy is reinstated, the contestable period will restart as of the date reinstatement is approved, but only for statements made in the application for reinstatement. Riders to this policy may have separate incontestability provisions.

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MATURITY. This policy does not mature; however, if the insured is still living at attained age 121 all monthly deductions will cease and we will not accept any additional premiums except for amounts required to keep the policy in force. New loans and loan repayments can continue to be made and the loan balance will continue to accrue interest. The death benefit option will be changed to Option A. Partial withdrawals are not permitted after attained age 121.

You may surrender your policy if you do not want coverage to continue past attained age 121.

Continuing coverage beyond attained age 121 may disqualify the insurance for favorable tax treatment.

You should consult a tax advisor before you choose to continue your policy after attained age 121.

MISSTATEMENT OF AGE OR GENDER. If the insured's age or gender has been misstated on the application, an adjustment will be made to reflect the correct age and gender as follows:

(1)	If the misstatement is discovered at death, the death benefit amount will be adjusted based on what the cost of insurance rate as of the most recent monthly date would have purchased at the insured's correct age and gender.
(2)	If the misstatement is discovered prior to death, the cash surrender value will be adjusted to reflect the expense charges and cost of insurance rates based on the insured's correct age and gender from the policy date.

NONPARTICIPATING POLICY. This policy is nonparticipating. No dividends will be paid under this policy.

POLICY CHANGES. You may request to change your specified amount, death benefit option or riders by written notice. Whenever one of these changes is made, we will send you a revised policy schedule that will show the updated coverage and any new charges.

RELIANCE. We have issued this policy based on the answers in the application and supplemental applications. We have assumed all such answers to be true and complete. If any are not, we may, subject to the Incontestability provision, have the right to void this policy and give back premiums paid, minus any loan balance and any partial withdrawals.

SUICIDE EXCLUSION. For the first two full years from the issue date, we will not pay the death benefit if the insured commits suicide (while sane or insane). We will terminate this policy and give back the premiums paid, minus any loan balance and any partial withdrawals. If the insured commits suicide (while sane or insane) within two years after the effective date of any increase in specified amount, our liability for such increase will be limited to the monthly deductions for the increase. Riders to this policy may have separate suicide provisions.

TERMINATION. This policy will terminate and all insurance will stop:

(1)	on the date we receive your written notice;
(2)	when a required premium is not received before the end of the grace period; or
(3)	upon the death of the insured.

TIME PERIOD FOR SPECIAL TRANSFER. At any time within 24 months of the policy date, you may request a transfer of the entire account value in the subaccounts to the fixed account without incurring a transfer charge.

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Flexible Premium Variable Universal Life Insurance Policy

Nonparticipating

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